

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Ivy B. Suter
Chief Executive Officer
Trailer Bridge, Inc.
10405 New Berlin Road East
Jacksonville, FL 32226

> **Re: Trailer Bridge, Inc.**
> **Form 10-K: For the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q: For the quarterly period ended March 31, 2010**
> **Filed May 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-22837**

Dear Ms. Suter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

1.   On page 26, you state that projected cash flows from operating activities and availability under your company's credit facility are expected to provide sufficient cash flow to fund future operations. However, per your discussion of risk factors on page 11, you do not expect your company to generate sufficient funds from operations to pay off the aggregate outstanding principal balance of its 9.25% Senior Secured Notes upon maturity in November of 2011. In this regard, we acknowledge from your disclosure on page 26

that you are currently attempting to refinance these senior notes. However, given that (i) your company is highly leveraged and (ii) the current $82.5 million balance of senior secured notes represents a substantive amount of your company's debt that will be maturing within the next 1 ½ years, please also discuss the expected availability of a new borrowing arrangement and the anticipated cost of capital if one is obtained. In addition, expand the discussion of your company's liquidity and capital resources to specifically address the fact that your company may be unable to meet its obligations under the senior secured notes, as well as the potential consequences of being unable to do so. For example, we believe that your MD&A disclosure should discuss the potential impact to (a) your company's financial position and operations and (b) your company's ability to retain its revenue producing property and equipment, if the notes are unable to be refinanced on favorable terms, or at all. Lastly, as we note that your March 31, 2010 Form 10-Q did not provide any additional information on this matter, please provide a current status update at each quarterly reporting period. Please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 4. Long-Term Debt, page 41

2.   Per your disclosure, your company's term loan with Wachovia expires on April 23, 2012. However, it does not appear that your table on page 43 reflects the maturity of the entire outstanding principal balance of approximately $7.5 million in years 2010 through 2012. Please reconcile (a) your disclosure regarding the terms of the Wachovia loan with (b) your disclosure of scheduled debt maturities in your table, or advise.

Form 10-Q: For the quarterly period ended March 31, 2010

Part I: Financial Information

Condensed Balance Sheets, page 4

3.   We note that your "accrued expenses and other liabilities" balance at March 31, 2010 increased by approximately 30%, as compared to the balance reported at December 31, 2009. However, the footnotes to your financial statements do not include any supplemental information regarding significant items that may comprise the balances reported for each period or material changes in the account. In this regard, we suggest that it may be appropriate to disclose the details of accounts which have changed significantly in amount or composition since the end of the most recently completed fiscal year. Please revise your disclosure accordingly or advise.

Item 2. Management's Discussion and Analysis of Financial Conditon and Results of Operations

Results of Operations

Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009, page 10

4.   We note that your MD&A disclosure regarding operating expenses does not address all of the significant line items of your condensed statements of operations for which there were material variances in reported costs. For example, it appears that it may have been appropriate for your MD&A disclosure to have addressed the fluctuations in the amounts reported for "operating and maintenance" costs, "dry-docking" costs, and "other operating expenses" in the comparative analysis of your company's first quarter results of operations. Please revise your disclosure, accordingly. Refer to Instruction 3 to paragraph 303(b) of Regulation S-K for further guidance.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 4

5.   Please confirm that you will provide information responsive to Item 407(c)(2)(vi) of Regulation S-K regarding your policy regarding whether you consider diversity in identifying nominees for director.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief